Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, and any amendments hereto, relating to the ordinary shares, par value of US$0.0001 per share of Lianhe Sowell International Group Ltd, a Cayman Islands exempted company with limited liability whose principal place of business is in Shenzhen, China, shall be filed on behalf of the undersigned.

August 11, 2025

Lianyue Holding Limited

By:	/s/ Yue Zhu
	Name:	Yue Zhu
	Title:	Director

Yue Zhu

By:	/s/ Yue Zhu